UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Iberia Líneas Aéreas de España, S.A.

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

SPAIN

(Jurisdiction of Subject Company’s Incorporation or Organization)

International Consolidated Airlines Group, S.A.

(Name of Person(s) Furnishing Form)

Ordinary shares with a nominal value of €0.78 each

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Elena Baillo de Saro

Iberia Líneas Aéreas de España, S.A.

calle Velázquez, 130

28006 Madrid

Spain

Tel. No.: 011-34-915-877-334

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not applicable

(Date Tender Offer/Rights Offering Commenced)

This Amendment No. 1 amends the Form CB submitted by International Consolidated Airlines Group, S.A. to the Securities and Exchange Commission on November 16, 2010.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) (i) English translation of the Registration Document of International Consolidated Airlines Group, S.A., dated October 26, 2010.*

(ii) An English translation of the Securities Note and Summary in Relation to the Issue of a Maximum of 2,099,856,484 Ordinary Shares of International Consolidated Airlines Group, S.A. with a Nominal Value of 0.5 Euros Each in Relation to the Merger by Absorption of BA Holdco, S.A. and Iberia, Líneas Aéreas de España, S. A. by International Consolidated Airlines Group, S.A. Before Their Initial Admission to Trading, dated 10 January 2011, is attached as an exhibit to this Form CB.

*	Previously submitted

(b)	Not applicable.

Item 2.	Informational Legends

Included in the document attached as an exhibit hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Previously submitted or included in the document attached as an exhibit hereto.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) International Consolidated Airlines Group, S.A. has filed a written irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on November 16, 2010.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

International Consolidated Airlines Group, S.A.

By:	/s/ Enrique Dupuy de Lôme
Name:	Enrique Dupuy de Lôme
Title:	Attorney-in-fact
Date:	January 20th, 2011

Exhibit Index

Exhibit Number	Description

(a)(1)	English translation of the Registration Document of International Consolidated Airlines Group, S.A., dated October 26, 2010.*

(a)(2)	English translation of the Securities Note and Summary in Relation to the Issue of a Maximum of 2,099,856,484 Ordinary Shares of International Consolidated Airlines Group, S.A. with a Nominal Value of 0.5 Euros Each in Relation to the Merger by Absorption of BA Holdco, S.A. and Iberia, Líneas Aéreas de España, S. A. by International Consolidated Airlines Group, S.A. Before Their Initial Admission to Trading, dated 10 January 2011.

*	Previously submitted